News Release NGX – tsx NXG – nyse amex	ticker symbols
Northgate Minerals Announces Launch of US$135 Million
Public Offering of Convertible Notes
VANCOUVER, September 29, 2010 — Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) (“Northgate”) announced today that it intends to offer US$135 million of its convertible senior notes due 2016 (the “Convertible Notes”) in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated July 2, 2010. Northgate will grant the underwriters of the offering a 30-day option to purchase up to an additional US$15 million of Convertible Notes to cover over-allotments, if any.
UBS Securities LLC will act as the sole bookrunning manager of the offering on behalf of the underwriters.
The Convertible Notes will have a semi-annual cash interest coupon to be determined at pricing and will be convertible into Northgate common shares at a fixed conversion rate to be determined. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the Convertible Notes, elect to pay cash or a combination of cash and common shares. The Convertible Notes will not be redeemable by Northgate prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Convertible Notes may, upon the occurrence of certain specified events, require Northgate to repurchase for cash all or a portion of their Convertible Notes at a price equal to 100% of the principal amount of such Convertible Notes, plus any accrued and unpaid interest. The offering of Convertible Notes is expected to close, subject to market conditions and satisfaction of closing requirements, on or about October 5, 2010.
Northgate intends to use the net proceeds of the offering to finance a portion of the development costs of its Young-Davidson gold mine near Matachewan, Ontario. As of June 30, 2010, Northgate’s pre-production capital cost estimate for Young-Davidson is approximately US$339 million. Northgate’s cash balance as of June 30, 2010 was approximately US$204 million. The Young-Davidson mine is currently scheduled to begin producing gold in early 2012.
A registration statement relating to these securities has been filed with and declared effective by the United States Securities and Exchange Commission, and the base shelf prospectus and preliminary prospectus supplement relating to these securities has been filed with certain provincial securities regulatory authorities in Canada.
A copy of the preliminary prospectus supplement and the short form base shelf prospectus may be obtained in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY, 10171 (1-888-827-7275 telephone) or in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario, M5J 2S1 (416-364-3293 telephone).
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Convertible Notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
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Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the proposed offering, the anticipated use of proceeds and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.
For further information, please contact:
Ms. Keren R. Yun
Director, Investor Relations
Tel: 416-216-2781
Email: ngx@northgateminerals.com
Northgate Minerals  |  News Release  2